SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                             (Amendment No. _____)*


                        BIO-AMERICAN CAPITAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    09059A207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Ted Kozub
                           498 Ellis Street, 2nd Floor
                   Penticton, British Columbia, Canada V2A 4M2
                            Telephone: (250) 497-6072
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                December 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                         ------------------

CUSIP No.  09059A207                                          Page 2 of 5 Pages
---------------------                                         ------------------

--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Ted Kozub
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           |_|

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian
--------- ----------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  2,100,000 Shares
NUMBER OF
SHARES                     -----------------------------------------------------
BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
 EACH
REPORTING                         -0-
PERSON
 WITH                      -----------------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  2,100,000 Shares

                           -----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,100,000 Shares
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                          |_|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          53%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  09059A207                                          Page 3 of 5 Pages
---------------------                                         ------------------

Item 1.           Securities and Issuer
                  ---------------------

     The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share, of Bio-American Capital Corporation ("Issuer"), a Nevada corporation, whose principal executive offices are located at 498 Ellis Street, 2nd Floor, Penticton, British Columbia V2A 4M2.

Item 2.           Identity and Background
                  -----------------------

     This statement is filed on behalf of Ted Kozub (the "Reporting Person"). The Reporting Person's business address is 498 Ellis Street, 2nd Floor, Penticton, British Columbia V2A 4M2. The Reporting Person is a greater than 5% shareholder of the Issuer.

     The  Reporting  Person has not been  convicted in any  criminal  proceeding
(excluding traffic violations or similar misdemeanors) during the last five years.

     The Reporting Person is not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

     The Reporting Person acquired 2,100,000 shares of the Issuer's Common Stock from the former director and officer of the Issuer for himself in a private transaction in connection with the change of control and his appointment as an officer and director of the Issuer.

Item 4.           Purpose of Transactions
                  -----------------------

     The Reporting Person acquired the securities specified in Item 3 above for investment purposes and for control of the Issuer.

     (a) The Reporting Person may acquire additional securities from time to time in the market or in private transactions. The Reporting Person does not have any agreements to acquire any additional Common Stock at this time.

     (b) The Reporting Person may cause the Issuer to pursue a business objective of identifying one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses. The Reporting Person has not identified at this time any business for acquisition and has no agreements or arrangements for a merger or other business combination.

     (c) The Reporting Person may cause the Issuer to engage in private or public offerings of its securities for the purpose of raising additional working capital.

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CUSIP No.  09059A207                                          Page 4 of 5 Pages
---------------------                                         ------------------


     (d) The Reporting Person may take action to change the directors or change the size of the board and fill any newly created vacancies to effect a change of control of the Issuer. The Reporting Person has not determined at this time, however, whether he will take any of the foregoing actions with respect to the Board of Directors of the Issuer.

     The Reporting Person has not determined at this time, however, he will take any one or more of the foregoing actions with respect to the Board of Directors of the Issuer.

     Except as discussed above, the Reporting Person does not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

     The Reporting Person is the beneficial owner of an aggregate of 2,100,000 shares of Issuer's Common Stock. The Reporting Person has sole voting and dispositive power over such shares. The Reporting Person beneficially owns 53% of the Issuer's outstanding shares of Common Stock.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to the Securities of the Issuer
                  ----------------------------------------------------------

     Not Applicable.

Item 7.           Material to be Filed as Exhibits
                  --------------------------------

     Not Applicable.

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CUSIP No.  09059A207                                          Page 5 of 5 Pages
---------------------                                         ------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 15, 2003

                                    /s/ Ted Kozub
                                    ------------------------
                                    Ted Kozub